September 6, 2011
VIA EDGAR AND OVERNIGHT MAIL
Ms. Pamela Long
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	LyondellBasell Industries N.V. Amendment No. 5 to Registration Statement on Form S-1 Filed August 17, 2011 File No. 333-170130
Dear Ms. Long:
     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, LyondellBasell Industries N.V. (the “Company”) hereby requests the immediate withdrawal of Pre-Effective Amendment No. 5 to the Company’s Registration Statement on Form S-1/A (File No. 333-170130) filed with the Securities and Exchange Commission on August 17, 2011.
     This amendment was intended to be a post-effective amendment but was incorrectly labeled and tagged as a pre-effective amendment at the time of the filing. Accordingly, the Company is requesting that the amendment be withdrawn and is simultaneously re-filing a post-effective amendment to the registration statement that will include the correct label and EDGAR tag.
     The Company confirms that no securities have been sold pursuant to the amendment.
     If you have any questions or comments regarding the foregoing, please contact the undersigned at (713) 309-4953 or Brent Pharis at (713) 309-7929.
Very truly yours,
LYONDELLBASELL INDUSTRIES N.V.
LyondellBasell Industries N.V.
One Houston Center, Suite 700
1221 McKinney Street
Houston, TX 77010
P.O. Box 3646 (77253-3646)
USA

By: Name	/s/ Amanda K. Maki Amanda K. Maki
Title:	Lead Counsel — SEC & Reporting